Entech Environmental Technologies, Inc.
3233 Grand Avenue, Suite N-353
Chino Hills, California 91709-1489
January 31, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:            Entech Environmental Technologies, Inc.
Form 8-K for Item 4.01
Filed January 9, 2008

Ladies and Gentlemen:

Entech Environmental Technologies, Inc., a Florida corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated January 10, 2008.

Form 8-K Filed January 9, 2008

1.
Please amend your report to include all of the information required by Item 304 of Regulation S-B, including a statement as to whether your former auditors resigned, declined to stand for re-election, or were dismissed.

We have noted your comments and revised the disclosure to conform to Item 304 of regulation S-B and have included a statement that the auditors were dismissed.

2.
Please amend your report to cover the interim period from the date of the last audited financial statements to May 15, 2007, the date of the change in accountants. See Item 304(a)(1)(iv) of Regulation S-B. Also, include as an exhibit a letter from your former auditors addressing the revised disclosures.

We have noted your comments and revised the disclosure to cover the interim period from the date of the last audited financial statements to May 15, 2007, the date of the change in accountants and have included as an exhibit a letter from your former auditors addressing the revised disclosures.

3.
Please explain to us the reasons for the delay in filing Form 8-K for Item 4.01. As discussed in General Instruction B to Form 8-K, this report is due four business days after the event of the change in accountants. Since the change was on May 15, 2007, the Form 8-K was due on or before May 21, 2007. Please tell us in detail why there was a delay of more than seven months before you filed this report on January 9, 2008.

The former Chief Executive Officer was not cognizant of the mandatory requirement to file a disclosure on Form 8-K upon the dismissal of the auditors and the hiring of new auditors.  He did not seek the advice of counsel on this matter. The former Chief Executive Officer was also in an ongoing dispute with the former auditors with respect to outstanding fees.  When current management and counsel became aware of the change in auditors, they confirmed (1) that Tarvaran Askelson & Company, LLP (the new auditors) reviewed all 10-QSB filings subsequent to May 15, 2007 and (2) that an 8-K was filed.

4.	The delay in filing the Form 8-K for Item 4.01 affects your status as a timely filer and may impact your eligibility requirements to use certain registration statements.

We have noted your comments and have taken them under advisement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Terence F. Leong
Terence F. Leong
Director